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                                                                       EXHIBIT 1

NEWS RELEASE

NORTHGATE EXPLORATION LIMITED               (LOGO NORTHGATE EXPLORATION LIMITED)
Stock Symbol: NGX
Exchange Codes: TSX
Website:  www.northgateexploration.ca

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                    NORTHGATE REPORTS RECORD OPERATING RESULTS



VANCOUVER, JANUARY 9, 2003 - Northgate Exploration Limited (TSX: NGX) today reported record quarterly and annual operating results from its Kemess South mine in British Columbia.



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                                   HIGHLIGHTS

 - Kemess had record annual gold production of 282,300 ounces in 2002, including 77,500 ounces of production in the fourth quarter. In addition, Kemess had record annual copper production of 72.9 million pounds, including 20.2 million pounds in the fourth quarter.

 - Fourth quarter mill availability was 91% and has exceeded the operating target of 90% in each of the past six months.

 - New records for quarterly gold and copper recoveries were set during the fourth quarter of 2002. Gold and copper recoveries were 74% and 86%, respectively, compared to the previous records of 71% and 83% established in the second quarter of 2002. These higher recoveries are a direct result of excellent performance of the two column flotation cells commissioned in the second quarter, which has dramatically exceeded original expectations.

 - Average mill throughput for 2002 was 47,420 tonnes per day up over 12% from the 42,084 tonnes per day throughput recorded in 2001. Fourth quarter mill throughput was 48,803 tonnes per day compared with 46,920 in the same period of 2001.

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NORTHGATE EXPLORATION LIMITED
NEWS RELEASE
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                        2002 KEMESS MINE PRODUCTION TABLE


(100% OF PRODUCTION BASIS)                            4Q 02                4Q 01            2002             2001
--------------------------                          ---------            ---------        ----------       ----------
Tonnes milled (ore)                                 4,489,862            4,316,659        17,308,000       15,361,000
Average mill operating rate (tpd)                      48,803               46,920            47,420           42,100

Gold grade (gmt)                                        0.730                0.790             0.724            0.855
Copper grade (%)                                        0.236                0.255             0.236            0.251

Gold recovery (%)                                          74                   65                70               66
Copper recovery (%)                                        86                   78                81               77

Gold production (ounces)                               77,552               71,452           282,300          277,100
Copper production (000's pounds)                       20,264               18,993            72,900           66,300


Ken Stowe, President and CEO, commented, "The various production records established in the fourth quarter of 2002 are the result of the dedicated efforts of our management team over the past two years as we have worked to unlock the true operating potential of the Kemess South mine. In 2003, we will continue to optimize the Kemess operation with the installation of an expert computer system in the mill to increase throughput and the commissioning of a new production drill, which will dramatically improve blasting productivity in the open pit. In 2003, we anticipate an increase in gold production to 294,000 ounces. Operational success at the Kemess South mine and the prospects for reserve growth at Kemess North, combined with the higher price of gold and our well-capitalized balance sheet, has positioned Northgate to generate substantial, sustainable value for its shareholders."

                                     *******

Northgate Exploration is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an inferred resource of 5.7 million ounces of gold and is currently the subject of a feasibility study.


This news release contains certain forward-looking statements that reflect the current views and/or expectations of Northgate Exploration Limited with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information, please contact:

MR. TERRY A. LYONS                         MR. KEN G. STOWE
Chairman                                   President and Chief Executive Officer
604-669-3141                               416-359-8641



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